

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

Via E-mail
Mr. Donald R. Lindsay
Chief Executive Officer
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, B.C. V6C0B3
Canada

> **Re: Teck Resources Limited**
> **Form 40-F for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 14, 2012**
> **Response dated July 25, 2012**
> **File No. 001-13184**

Dear Mr. Lindsay:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2- Financial statements

Notes to Financial Statements

3. Summary of Significant Accounting Policies

Financial Instruments, Cash and Cash Equivalents, page 9

1. We reviewed your response to our prior comment 3. We note you consider cash on deposit being a loan to a bank and accordingly classify such amount as a loan and

receivable under IAS 39. Please tell us how such cash on deposit differs from demand deposits and the definition of cash. Refer to paragraph 6 of IAS 7

32. Supplemental Guarantor Condensed Consolidating Financial Information, page 66

2. We note your response to prior comment 8. However the staff believes that you need to amend to provide quantitative reconciliations to bridge the 2010 supplemental guarantor condensed consolidating financial information presented under IFRS with that previously filed under Canadian GAAP in your 2010 Form 40-F to give sufficient data to enable U.S investors to understand the material adjustments to the balance sheet, income statement and cash flow statement. In this instance, the staff believes an additional reconciliation from Canadian GAAP to IFRS as issued by the IASB should be provided to reasonably inform U.S. investors about the changes in the basis of presentation for each of the columns presented in your condensed consolidating financial information. This reconciliation could be presented directly from Canadian GAAP to IFRS as issued by the IASB in a note to the financial statements for the same dates and periods that the IFRS 1 reconciliation is presented.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     You may contact Raj Rajan at 202-551-3388 or Brian Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining